UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 23, 2013**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

IOWA	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa   **50309-3023**

(Address of principal executive offices)   (Zip Code)

(515) 284-3000

(Registrant's telephone number,
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On December 23, 2013, Meredith Corporation (the Company) entered into two separate definitive asset purchase agreements (collectively the Purchase Agreements) with Gannett Co. Inc. (Gannett). Although Gannett is the only counterparty to the agreements, Gannett is party to other agreements pursuant to which it has the right to cause the transactions being contemplated by the Purchase Agreements. The Purchase Agreements are not cross conditional with each other.

One of the Purchase Agreements (the KMOV Purchase Agreement) provides for the purchase of substantially all of the assets of television station KMOV(TV) in St. Louis, Missouri (KMOV). The cash purchase price for KMOV is $176.9 million subject to working capital adjustment.

The other purchase agreement (the Phoenix Purchase Agreement) provides for the purchase of substantially all of the assets of television station KTVK(TV) in Phoenix, Arizona (KTVK) and the purchase of certain broadcast assets of television station KASW(TV) in Phoenix, Arizona (KASW) by the Company. The Phoenix Purchase Agreement also contemplates the simultaneous purchase of certain other assets of KASW, including the station's Federal Communication Commission (FCC) licenses, by SagamoreHill of Phoenix, LCC (SagamoreHill), an independent third-party purchaser. The cash purchase price for the assets of KTVK and KASW is $230.6 million subject to working capital adjustment. The Company will also enter into a customary services agreement with SagamoreHill for the Company to provide certain services for the operation of KASW in accordance with FCC local television ownership rules.

The Company anticipates financing the acquisitions through a combination of additional bank and private placement debt. Both transactions are expected to close during the first half of calendar year 2014, subject to regulatory approvals and other customary closing conditions.

The foregoing description of the Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreements themselves, which will be filed as exhibits to the Company's Quarterly Report on Form 10‑Q for the period ended December 31, 2013, expected to be filed in January of 2014.

Item 7.01   Regulation FD Disclosure

On December 23, 2013, Meredith Corporation issued a news release reporting the agreements to purchase broadcast assets of television stations in Phoenix and St. Louis. A copy of the press release announcing these transactions as described in Item 1.01 above is attached as Exhibit 99.1. The related conference call script is attached as Exhibit 99.2.

Item 9.01   Financial Statements and Exhibits

    (d) Exhibits

        99.1   News release issued by Meredith Corporation dated December 23, 2013, reporting agreements to purchase broadcast assets of television stations in Phoenix and St. Louis

        99.2   Conference call script of conversation with analysts on December 23, 2013, concerning news release of the same date which reported agreements to purchase broadcast assets of television stations in Phoenix and St. Louis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

_____

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: December 23, 2013

Index to Exhibits

Exhibit Number	Item
99.1	News release issued by Meredith Corporation dated December 23, 2013, reporting agreements to purchase broadcast assets of television stations in Phoenix and St. Louis
99.2	Conference call script of conversation with analysts on December 23, 2013, concerning news release of the same date which reported agreements to purchase broadcast assets of television stations in Phoenix and St. Louis

Exhibit 99.1



Meredith to Expand TV Portfolio with Deal to Add Stations in Phoenix, St. Louis

Accretive Transactions Consistent with Meredith's Successful Total Shareholder Return Strategy

DES MOINES, Iowa, Dec. 23, 2013 /PRNewswire/ -- Meredith Corporation (NYSE:MDP), one of America's leading media and marketing companies, today announced an expansion of its television footprint by entering into definitive agreements to purchase the broadcast assets of television stations in Phoenix and in St. Louis from Gannett Co., Inc. (NYSE:GCI) and Sander Media LLC for $407.5 million in cash. These stations are part of Gannett's previously announced acquisition of Belo Corp.

"These acquisitions are consistent with our successful Total Shareholder Return strategy and will be immediately accretive to earnings, excluding upfront transaction costs," said Meredith Chairman and Chief Executive Officer Stephen M. Lacy. "These are high performing stations and will add to our already strong cash flow. We will increase our presence in the large and growing Phoenix market, where we own KPHO, the CBS affiliate. KMOV (CBS) in St. Louis adds another Top 25 market to our portfolio, and when combined with KCTV (CBS) in Kansas City, gives us powerful local brands in two of the Midwest's top news and sports markets."

Included in the transactions are:

- **KTVK, an independent station in Phoenix, the nation's 12th largest television market;**
- **KASW, the CW affiliate in Phoenix (to be purchased by SagamoreHill); and**
- **KMOV, the CBS affiliate in St. Louis, the nation's 21st largest television market.**

In the first full year post closing, the stations are expected to generate combined revenues of $105 to $115 million, and be accretive to run-rate earnings per share by $0.16 to $0.18. The transactions will be structured to deliver a step-up in the tax basis of the acquired assets. Including the present value of this tax benefit, and estimated annual synergies, the pro forma purchase price multiple is approximately 8x estimated average 2012 and 2013 EBITDA. Meredith expects to finance the transactions with new bank and private placement financing.

The license and certain related assets of KASW will be purchased by a third party - SagamoreHill of Phoenix, LLC - and Meredith will provide certain services for the operation of KASW pursuant to a customary services agreement with SagamoreHill in accordance with Federal Communications Commission local television ownership rules. The transactions are expected to close during the first half of calendar year 2014, subject to regulatory approvals and other customary closing conditions.

"These stations are terrific additions to our group," said Meredith Local Media Group President Paul Karpowicz. "The markets are growing and they are located in states with significant political advertising."

These are the latest in a series of media acquisitions by Meredith, including the purchase of Allrecipes.com, the world's largest digital food brand; and the addition of the Every Day with Rachael Ray, FamilyFun, EatingWell, Parenting and BabyTalk multi-platform brands to Meredith's portfolio, which reaches more than 100 million American women every month.

These strategic acquisitions to drive incremental revenue, profit and cash flow growth represent key pieces of Meredith's Total Shareholder Return strategy, which has produced a return of over 115 percent since its launch on October 25, 2011. Other elements include a 60 percent increase in Meredith's annual stock dividend to $1.63 per share, and a $100 million share repurchase authorization.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on December 23, 2013 at 11:30 a.m. EST to discuss the acquisitions. A live webcast will be accessible to the public on the Company's website, www.meredith.com. To listen via telephone, dial (800) 230-1059 if calling from the U.S., or dial (612) 234-9959 if calling from outside the U.S. A transcript of the call will be available within 48 hours at www.meredith.com, and a replay will be available for two weeks.

SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** is the leading media and marketing company serving American women. Meredith reaches 100 million American women every month through multiple well-known national brands - including Better Homes and Gardens, Parents, Family Circle, Allrecipes, Every Day with Rachael Ray and FamilyFun - and local television brands in fast-growing markets.

Meredith Local Media Group owns or operates 13 television stations that reach nearly 10 percent of U.S. television households: WGCL-TV (CBS), Atlanta; WPCH-TV (TBS), Atlanta; KPHO-TV (CBS), Phoenix; KPDX-TV (MYN), Portland, OR; KPTV (FOX), Portland, OR; WFSB-TV (CBS), Hartford-New Haven, CT; WSMV-TV (NBC) Nashville, TN; KCTV (CBS), Kansas City, MO; KSMO (MYN), Kansas City, MO; WHNS-TV (FOX), Greenville-Spartanburg-Anderson, SC-Asheville, NC; KVVU-TV (FOX), Las Vegas, NV; WNEM-TV (CBS), Flint-Saginaw, MI; and WSHM, (CBS), Springfield, MA.

A hallmark of Meredith's business model and financial profile is its ability to consistently generate substantial free cash flow by leveraging the strength of its multi-platform portfolio. Meredith is committed to increasing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith has paid a dividend for 66 straight years and increased its dividend for 20 consecutive years. Meredith currently pays an annual dividend of $1.63 per share.

Exhibit 99.2




Meredith Corporation
Conference Call
December 23, 2013


Steve Lacy:

Welcome to the conference call and thanks for joining on short notice. This is Steve Lacy, Meredith Chairman and CEO. With me on the call today are Local Media Group President Paul Karpowicz, and Chief Financial Officer Joe Ceryanec.

An archive of today's discussion will be available later this afternoon on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier today, and in some of our SEC filings.

I hope you had an opportunity to read the news release we issued earlier today announcing our agreement to purchase the broadcast assets of television stations in Phoenix and St. Louis from Gannett and Sander Media. I'll provide some initial comments; Paul will provide more color about the stations; and then Joe will discuss the financial details. Then we will all be available to answer your questions.

To review, we are acquiring the broadcast assets of:

- **KTVK, an independent station in Phoenix, the nation's 12th largest television market;**

- **KASW, the CW affiliate in Phoenix; and**

- **KMOV, the CBS affiliate in St. Louis, the nation's 21st largest television market.**

Simultaneously, the license and certain related assets of KASW will be purchased by a third party - SagamoreHill of Phoenix, LLC - and Meredith will provide certain services for the operation of KASW, pursuant to a customary services agreement with SagamoreHill in accordance with Federal Communications Commission local television ownership rules.

These are high performing stations that will add to our already strong cash flow. These acquisitions are consistent with our successful Total Shareholder Return strategy, and will be immediately accretive to earnings, excluding transaction costs. Now I'll turn it over to Paul for more color on the stations.

Paul Karpowicz: Thanks, Steve.

In Phoenix, the acquisitions will increase our presence in the nation's 12th largest television market, and one that is growing at a rapid pace. As you may recall, we own KPHO, the CBS affiliate in Phoenix. In KTVK, we will add one of the most successful independent stations in the country.

KTVK broadcasts over 50 hours of local news each week, more than any other broadcaster in the state of Arizona. Its *Good Morning Arizona* has consistently been the top-rated local morning news program in Phoenix, and one of the highest-rated programs of its kind in the United States. KTVK's popular evening newscast regularly beats the national network newscasts as well. KTVK also features an impressive lineup of syndicated programming, including *Wheel of Fortune, Jeopardy*, *Inside Edition, Dr. Phil,* and *Dr. OZ.*

KASW is one of the leading CW stations in the country, and it appeals to a younger and more diverse demographic. KASW airs the very popular *Two and a Half Men* in the key 6 to 7 p.m. time slot. It's a perfect complement to our other Phoenix stations.

We're very excited about the strong portfolio of media assets we will own in the Phoenix market, and will be particularly focused on increasing the level of service we will provide Phoenix viewers through enhanced news programing and community outreach initiatives.

We're equally enthusiastic about our enhanced ability to offer competitive advertising and marketing solutions to local and national clients seeking to reach Phoenix consumers. KPHO features the strong CBS primetime and sports lineup, plus competitive news programming. KTVK offers the most news programming and highest-rated syndicated shows in the market. And KASW provides reach to younger viewers.

Turning to St. Louis, we're pleased to be adding another Top 25 market to our portfolio. As the operator of six CBS stations in markets including Atlanta, Phoenix, Hartford and Kansas City, we are very familiar with the impact the strong CBS primetime and sports lineup can make in a market, and we're excited to be adding KMOV to our group.

On a personal note, I'm thrilled that Meredith will now have a presence in my hometown of St. Louis. My dad spent most of his career in the television business in the "Gateway City," and I'm very aware of the strength and tradition of KMOV in the St. Louis market.

In KMOV, we are acquiring a station with tremendous momentum. During the 2013 November ratings book, KMOV saw one of the biggest increases in news viewership the market has experienced in nearly 30 years. KMOV's newscasts finished first at Noon, 5 p.m., 6 p.m. and 10 p.m. KMOV also saw a major surge in morning news viewership.

Like KCTV, our CBS affiliate in Kansas City, KMOV benefits from serving Missouri and an adjoining state - Illinois in this case. This provides additional political and sports-related advertising. The University of Missouri's strong sports performance since joining the Southeastern Conference is another positive, given KMOV carries Southeastern Conference football and the NCAA Basketball Tournament.

Now I'll turn it back to Steve.

Steve Lacy: Thanks, Paul.

Without a doubt, these stations are strong additions to our group. The markets are growing and they are located in states with significant political advertising. Additionally, we believe there is potential for increases in retransmission revenues over time.

These stations represent the latest in a series of media acquisitions by Meredith, including the purchase of Allrecipes.com, the world's largest digital food brand; and the addition of the Every Day with Rachael Ray, FamilyFun, EatingWell, Parenting and BabyTalk multi-platform brands to our National Media Group portfolio.

We've been very public about our strategy to add more television stations to our portfolio. In fiscal 2013, our Local Media Group had its best year in its 65-year history. We generated a record $376 million in revenues and a record $150 million in EBITDA. Our EBITDA margin was 40 percent. We believe the local media business - buoyed by increasing retransmission and political revenues - provides Meredith shareholders with a growing revenue stream.

Now I'll turn it over to Joe for more financial details.

Joe Ceryanec: Thanks, Steve.

The strategic acquisitions Steve just described are driving incremental revenue, profit and cash flow growth, key pieces of Meredith's Total Shareholder Return (TSR) strategy. Another key element is paying an attractive dividend. Over the past 2½ years, we've raised our dividend 60 percent to $1.63 per share. The third element is repurchasing shares. Over the same time period, we have repurchased nearly $80 million of our stock, and have room to buy more under our current Board authorization.

These strategies - combined with the market appreciation of our stock - have resulted in a Total Shareholder Return of more than 115 percent since we launched our TSR strategy in October 2011.

Turning to the acquisitions we are announcing today, these stations are expected to generate combined revenues of $105 to $115 million in the first full year post closing. We are estimating they will be accretive to run-rate earnings per share by $0.16 to $0.18.

The transactions will be structured to deliver a step-up in the tax basis of the acquired assets. Including the present value of this tax benefit, and estimated annual synergies, the pro forma purchase price multiple is approximately 8 times estimated average 2012 and 2013 EBITDA.

We expect to finance the transactions with new bank and private placement financing.

We expect all the transactions to close during the first half of calendar 2014, subject to regulatory approvals and other customary closing conditions.

That concludes our prepared remarks. We will now be happy to take questions.